SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Upland Software, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91544A109

(CUSIP Number)

Stephanie Lucie

c/o Austin Ventures

300 West Sixth Street, Suite 2300

Austin, Texas 78701

(512) 485-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91544A109	13D	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Austin Ventures IX, L.P. (“AV IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
873,034 shares, except that AV Partners IX, L.P. (“AVP IX LP”), the general partner of AV IX, and AV Partners IX, L.L.C. (“AVP IX LLC”), the general partner of AVP IX LP, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”), Philip S. Siegel (“Siegel”) and John D. Thornton (“Thornton”), who are members of or are associated with AVP IX LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
873,034 shares, except that AVP IX LP, the general partner of AV IX, and AVP IX LLC, the general partner of AVP IX LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP IX LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	873,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 91544A109	13D	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). AV Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
873,034 shares, all of which are directly owned by AV IX. AVP IX LP, the general partner of AV IX, may be deemed to have the sole power to vote these shares, except that AVP IX LLC, the general partner of AVP IX LP, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP IX LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
873,034 shares, all of which are directly owned by AV IX. AVP IX LP, the general partner of AV IX, may be deemed to have the sole power to dispose of these shares, except that AVP IX LLC, the general partner of AVP IX LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP IX LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	873,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 91544A109	13D	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). AV Partners IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
873,034 shares, all of which are directly owned by AV IX. AVP IX LLC, the general partner of AVP IX LP, may be deemed to have the sole power to vote these shares, except that AVP IX LP, the general partner of AV IX, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP IX LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
873,034 shares, all of which are directly owned by AV IX. AVP IX LLC, the general partner of AVP IX LP, may be deemed to have the sole power to dispose of these shares, except that AVP IX LP, the general partner of AV IX, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP IX LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	873,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 91544A109	13D	Page 5 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Austin Ventures X, L.P. (“AV X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,309,550 shares, except that AV Partners X, L.P. (“AVP X LP”), the general partner of AV X, and AV Partners X, L.L.C. (“AVP X LLC”), the general partner of AVP X LP, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,309,550 shares, except that AVP X LP, the general partner of AV X, and AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.3%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 91544A109	13D	Page 6 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). AV Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,309,550 shares, all of which are directly owned by AV X. AVP X LP, the general partner of AV X, may be deemed to have the sole power to vote these shares, except that AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,309,550 shares, all of which are directly owned by AV X. AVP X LP, the general partner of AV X, may be deemed to have the sole power to dispose of these shares, except that AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.3%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 91544A109	13D	Page 7 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). AV Partners X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,309,550 shares, all of which are directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have the sole power to vote these shares, except that AVP X LP, the general partner of AV X, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,309,550 shares, all of which are directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have the sole power to dispose of these shares, except that AVP X LP, the general partner of AV X, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, who are members of or are associated with AVP X LLC, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,309,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.3%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 91544A109	13D	Page 8 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Aragona is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Aragona is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,182,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 91544A109	13D	Page 9 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. DeAngelis is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. DeAngelis is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,182,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 91544A109	13D	Page 10 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Pacitti is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Pacitti is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,182,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 91544A109	13D	Page 11 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Philip S. Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Siegel is associated with AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Siegel is associated with AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,182,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 91544A109	13D	Page 12 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
37,960 (including 10,416 shares issued pursuant to a restricted stock award and 27,544 shares that are subject to stock options exercisable by Thornton within 60 days of the date of this filing).
8	SHARED VOTING POWER
2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Thornton is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
9	SOLE DISPOSITIVE POWER
37,960 (including 10,416 shares issued pursuant to a restricted stock award and 27,544 shares that are subject to stock options exercisable by Thornton within 60 days of the date of this filing).
10	SHARED DISPOSITIVE POWER
2,182,584 shares, of which 873,034 are directly owned by AV IX and 1,309,550 are directly owned by AV X. Thornton is a member of AVP IX LLC, the general partner of AVP IX LP, the general partner of AV IX, and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,220,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.4%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 91544A109	13D	Page 13 of 19

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on November 14, 2014 and relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Upland Software, Inc., a Delaware corporation (“Issuer”). This Amendment No. 1 is being filed by Austin Ventures IX, L.P., a Delaware limited partnership (“AV IX”), AV Partners IX, L.P., a Delaware limited partnership (“AVP IX LP”), AV Partners IX, L.L.C., a Delaware limited liability company (“AVP IX LLC”), Austin Ventures X, L.P., a Delaware limited partnership (“AV X”), AV Partners X, L.P., a Delaware limited partnership (“AVP X LP”), AV Partners X, L.L.C., a Delaware limited liability company (“AVP X LLC”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”), Philip S. Siegel (“Siegel”) and John D. Thornton (“Thornton” and collectively with AV IX, AVP IX LP, AVP IX LLC, AV X, AVP X LP, AVP X LLC, Aragona, DeAngelis, Pacitti, and Siegel, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)           The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)           The Issuer’s principal executive offices are located at 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           The persons and entities filing this Schedule 13D are AV IX, AVP IX LP, AVP IX LLC, AV X, AVP X LP, AVP X LLC, Aragona, DeAngelis, Pacitti, Siegel, and Thornton. AVP IX LP, the general partner of AV IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AV IX. AVP IX LLC, the general partner of AVP IX LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AV IX. AVP X LP, the general partner of AV X, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AV X. Aragona, DeAngelis, Pacitti, Siegel and Thornton are members of or are associated with AVP IX LLC and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by AV IX. Aragona, DeAngelis, Pacitti, Siegel and Thornton are members of or are associated with AVP X LLC and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by AV X. Thornton may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Thornton.

(b)           The address of the principal place of business for each of the Reporting Persons is c/o Austin Ventures, 300 West Sixth Street, Suite 2300, Austin, Texas 78701.

(c)           The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of AV IX and AV X is to make investments in private and public companies. The principal business of AVP IX LP is to serve as the general partner of AV IX, and the principal business of AVP IX LLC is to serve as the general partner of AVP IX LP. The principal business of AVP X LP is to serve as the general partner of AV X, and the principal business of AVP X LLC is to serve as the general partner of AVP X LP. Aragona, DeAngelis, Pacitti, Siegel and Thornton are members of or are associated with each of AVP IX LLC and AVP X LLC.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 91544A109	13D	Page 14 of 19

(f)           AV IX, AVP IX LP, AV X and AVP X LP are Delaware limited partnerships. AVP IX LLC and AVP X LLC are Delaware limited liability companies. Aragona, DeAngelis, Pacitti, Siegel and Thornton are United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the Issuer’s issuance of Series A preferred stock in October 2010, AV IX acquired 498,548 shares of Series A preferred stock at a purchase price of $6.10 per share and AV X acquired 747,822 shares of Series A preferred stock at a purchase price of $6.10 per share.

In connection with the Issuer’s issuance of Series B preferred stock in January 2012, AV IX acquired 255,524 shares of Series B preferred stock at a purchase price of $6.10 per share and AV X acquired 383,286 shares of Series B preferred stock at a purchase price of $6.10 per share.

In connection with the Issuer’s convertible debt financing in October 2013, the Issuer issued a convertible promissory note in the principal amount of $700,000 to AV IX and the Issuer issued a convertible promissory note in the principal amount of $1,050,000 to AV X. Such promissory notes accrued interest at a rate of 5% per annum. All of the convertible promissory notes issued in such financing were converted into shares of Series C preferred stock in December 2013 in connection with the Series C preferred stock financing described below.

In connection with the Issuer’s issuance of Series C preferred stock in December 2013, the aggregate principal amount and accrued interest of the convertible promissory note held by AV IX converted into 80,500 shares of Series C preferred stock and the aggregate principal amount and accrued interest of the convertible promissory note held by AV X converted into 120,750 shares of Series C preferred stock.

On November 5, 2014, Thornton received a restricted stock award of 10,416 shares under the Issuer’s 2014 Equity Incentive Plan for service as a non-employee director. The award is subject to repurchase by the Issuer lapsing on November 5, 2015.

In connection with the Issuer’s initial public offering of Common Stock, which closed on November 12, 2014 (“Offering”), each share of the Issuer’s preferred stock automatically converted into one share of Common Stock.

AV IX purchased 38,462 shares of the Common Stock at $12.00 per share in the Offering, or $461,544 in the aggregate.

AV X purchased 57,692 shares of the Common Stock at $12.00 per share in the Offering, or $692,304 in the aggregate.

On November 9, 2015, Thornton was granted a stock option from the Issuer to purchase 15,929 shares of Common Stock at an exercise price of $7.84 per share. Such option vests and becomes exercisable in twelve equal monthly installments commencing on June 17, 2015. Such option will expire on November 9, 2025.

On August 8, 2016, Thornton was granted a stock option from the Issuer to purchase 15,487 shares of Common Stock at an exercise price of $7.74 per share. Such option vests and becomes exercisable in twelve equal monthly installments commencing on June 17, 2016. Such option will expire on August 8, 2026.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 91544A109	13D	Page 15 of 19

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 17,841,355 shares of Common Stock outstanding on November 1, 2016.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreement of AV IX, the general partner and limited partners of AV IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner. Under certain circumstances set forth in the limited partnership agreement of AV X, the general partner and limited partners of AV X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)           AV IX, AVP IX LP, and AVP IX LLC ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on March 24, 2016.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 4, 2014 (the “Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into an Amended and Restated Investors’ Rights Agreement, an Amended and Restated Right of First Refusal and Co-Sale Agreement, and an Amended and Restated Voting Agreement. Such agreements collectively provide for, among other things, voting rights and obligations, information rights, rights of first refusal and registration rights. Each such agreement automatically terminated upon the closing of the Offering. Each such agreement is more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 91544A109	13D	Page 16 of 19

Thornton, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

On November 5, 2014, Thornton received a restricted stock award of 10,416 shares under the Issuer’s 2014 Equity Incentive Plan for service as a non-employee director. The award is subject to repurchase by the Issuer lapsing on November 5, 2015. The Issuer’s 2014 Equity Incentive Plan is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, certain Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of William Blair & Company, L.L.C. and Raymond James & Associates, Inc. for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

On November 9, 2015, Thornton was granted a stock option from the Issuer to purchase 15,929 shares of Common Stock at an exercise price of $7.84 per share. Such option vests and becomes exercisable in twelve equal monthly installments commencing on June 17, 2015. Such option will expire on November 9, 2025.

On August 8, 2016, Thornton was granted a stock option from the Issuer to purchase 15,487 shares of Common Stock at an exercise price of $7.74 per share. Such option vests and becomes exercisable in twelve equal monthly installments commencing on June 17, 2016. Such option will expire on August 8, 2026.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 4, 2014.
EXHIBIT D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 4, 2014.

CUSIP NO. 91544A109	13D	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 27, 2017

AUSTIN VENTURES IX, L.P.	/s/ Kevin Kunz
By AV Partners IX, L.P.,	Signature
Its General Partner
By AV Partners IX, L.L.C.	Kevin Kunz
Its General Partner	Chief Financial Officer/Attorney-In-Fact

AV PARTNERS IX, L.P.	/s/ Kevin Kunz
By AV Partners IX, L.L.C.	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS IX, L.L.C.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.P.,	Signature
Its General Partner
By AV Partners X, L.L.C.,	Kevin Kunz
Its General Partner	Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.L.C.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.L.C.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP NO. 91544A109	13D	Page 18 of 19

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

PHILIP S. SIEGEL	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP NO. 91544A109	13D	Page 19 of 19

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 4, 2014.
D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 4, 2014.